UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Re:  For the period ended June 12, 2008

COMMISSION FILE NUMBER: 000-22216

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

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PRESS RELEASE
CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE June 11, 2008

CANADIAN ZINC SUBMITS PERMIT APPLICATIONS FOR PRODUCTION AT THE PRAIRIE CREEK MINE
• 14 YEAR (PLUS) MINE LIFE: Based on Measured and Indicated Resources
• OPTIMIZATION OF MILLING PROCESS: Addition of Dense Media Plant and Paste Backfill
• NEW ENVIRONMENTAL MANAGEMENT PLAN: All tailings to be placed underground
• CONCENTRATES SHIPPED ON WINTER ROAD: Detailed transportation plan
• UPGRADE OF EXISTING FACILITIES: including new power generation plant

Vancouver, British Columbia, June 11, 2008 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) (the “Company” or “Canadian Zinc”) is extremely pleased to announce that applications have been submitted to the Mackenzie Valley Land and Water Board (the “MVLWB”) for permits for the proposed operations and production at the Prairie Creek Mine (the “Project”) in the Northwest Territories.

After completing numerous exploration, engineering, environmental studies, and recently completing a major underground development and metallurgical program, CZN has now applied for a Type “A” Water Licence and Type “A” Land Use Permit (“LUP”) for the operation of the Prairie Creek Mine.

The proposed new operation at Prairie Creek utilizes the extensive existing infrastructure and facilities that were built in the 1980’s which will be upgraded and enhanced to meet the highest environmental standards. The improvements proposed for specific site facilities will further mitigate the potential impact the Project may have on the environment. For example, the permanent disposal of filtered mill tailings as underground backfill instead of on the surface is proposed.

“It has taken a long time to get to this point but the location of the Project has always dictated a very stringent approach to environmental management and mitigation” said Chief Operating Officer Alan Taylor.  Since 2001 various aspects of the project have already been subjected to five environmental assessments by the Mackenzie Valley Environmental Impact Review Board and Canadian Zinc has successfully obtained five land use permits and a Type “B” water licence to carry out the necessary exploration and development programs at the mine site.  The Company currently holds a Type “B” Water Licence and Land Use Permit for underground exploration and development and metallurgical testing and a Land Use Permit for surface exploration throughout the Prairie Creek property.  The Company also holds a Land Use Permit and a Water Licence for the use and repair of the existing road that connects the mine with the Liard highway.

“As a result of its previous experience in obtaining permits the Company has first-hand knowledge of the Mackenzie Valley permitting process and has incorporated extensive responsible environmental mitigative measures within this application.  In turn, the regulatory and government agencies have developed a good understanding of the Prairie Creek Project, all of which should assist in expediting the new permit applications.” Alan Taylor added.

The permit applications are currently under review by the MVLWB at this time and may be viewed on the MVLWB website at www.mvlwb.ca or on the Company website at www.canadianzinc.com

The Proposed Prairie Creek Mine Operation:

Mineral Resource Basis. The Prairie Creek Mine mineralization occurs as both Vein and Stratabound type deposits. Based on a recently completed detailed underground exploration and development program an updated mineral resource was calculated in 2007 (in accordance with the requirements of National Instrument 43-101 Standards for Disclosure for Mineral Projects) which defines an overall Measured and Indicated Mineral Resource totalling 5,158,164 tonnes grading 10.8% Pb, 11.3% Zn, 175 g/t Ag and 0.4% Cu.  This is sufficient for more than 10 years of operations at the planned production rates. In addition, there is an open-ended inferred resource of 5,541,576 tonnes grading 11.4% Pb, 13.5% Zn, 215 g/t Ag and 0.5% Cu.   Mineral resources were reported in a 43-101 compliant Technical Report dated October 12, 2007, prepared by MineFill Services Inc. (Dr. David Stone and Stephen Godden – Qualified Independent Persons).

Environment. Extensive environmental data has been collected at the Prairie Creek Mine Site over recent years to update and add to the baseline information that was collected previously as far back as the late 1970’s. Sixteen years of water flow data have been recorded on the Prairie Creek watercourse adjacent to the Mine Site. CZN now has an extensive database on water quality, stream flows, local climatic variables, and the wildlife in the area.

The Mine. All mining will be performed from underground. Underground development and workings (about 5,000 metres) already exist on three levels, including the new 600 metre decline driven in 2006/07. Proposed production rates will initially start at 600 tonnes/day and will build to 1,200 tonnes/day.  Mining will occur on a year round basis by cut-and-fill methods. Mine voids will be backfilled with a mix of filtered tailings, waste rock aggregate and cement. The current planned mine life is 14 years.

The Mill. The Mill, which is already constructed on site but never operated, will process 600-1,200 tonnes/day. Ore will be crushed to a gravel-size and subjected to dense media separation (“DMS”). The lighter, uneconomic “gangue” minerals (about 30%) will create a waste rock aggregate. Denser material will be processed further by grinding and flotation to produce concentrates of lead sulphide, zinc sulphide and lead oxide. No hazardous chemicals will be used in the process.

Concentrates and Road Haul. The concentrates will be bagged, stored under cover and trucked off-site on flat-deck trailers over the winter road. CZN holds a Type “A” LUP (MV2003F0028) for the use of the winter road from the Prairie Creek Mine to the Liard Highway. The permit for the existing road has been determined to be exempt from environmental assessment (Canadian Zinc Corporation vs. MVLWB, NWT Supreme Court, 2004). CZN has also applied for Type “A” LUP’s for two new transfer facilities to be located approximately mid-point along the winter road and at the junction of the winter road with the Liard Highway.

Waste Management. All flotation tailings will be backfilled into the voids in the underground mine in a mix with the waste rock aggregate and cement. The flotation tailings are expected to be non-acid generating with low sulphide content and excess buffering capacity. Waste rock from underground development along with excess waste rock aggregate from the DMS plant will be placed in an engineered Waste Rock Pile (“WRP”) in the adjacent Harrison Creek valley.

Water Management. An existing large pond, originally intended in 1980 for tailings disposal, will be reconfigured, relined and recertified to form a two-celled Water Storage Pond. Mine drainage, treated sewage water and WRP runoff will report to the first cell. Water for the mill process will be taken from this first cell. Excess water from the first cell will overflow into the second cell. Used water from the Mill will also report to the second cell. The second cell will feed a water treatment plant. The treated water will discharge to the existing certified Polishing Pond and from there into the existing Catchment Pond, before final discharge to the environment.

Site Infrastructure. The Site presently contains a near complete mill, three levels of underground workings, a fuel tank farm, office facilities, accommodation facilities and workshops. Existing buildings and structures will be upgraded and modernized. New facilities will include fuel-efficient low-emission power generation units, a kitchen/accommodation block, concentrate shed and an incinerator.

Socio-Economics and Manpower. The operation of the Prairie Creek Mine will provide substantial economic stimulus to the region, and presents a unique opportunity to enhance the social and economic well-being of the surrounding communities. There will be approximately 220 direct full time jobs, half of this number being on-site at any one time. Personnel will generally work a three weeks on, three weeks off schedule (with variations as required). CZN’s objective is to employ a workforce with a 35% northern content, and a minimum 15% First Nations content assisted by training programs. In addition, there will be many indirect business and employment opportunities, mostly related to transport and supply of the Mine Site and environmental monitoring and management.

Mine Closure. At the end of the Mine’s life, the Site will be reclaimed. The underground development will be backfilled. Bulkheads at strategic points will help limit the movement of groundwater. The objective is to create a complete seal to ensure there is no long term mine drainage. The WRP will be covered and sealed with a clay-rich soil. Site buildings and infrastructure, if deemed not to have any future use, will be dismantled and the Site will be returned to its natural setting.

Background:

The Prairie Creek Mine (“Mine” or “Site”) is 100% owned by Canadian Zinc Corporation (“CZN” or “Canadian Zinc”), and is situated in the southern Mackenzie Mountains of the Northwest Territories. The Site presently contains significant infrastructure and facilities constructed in the early 1980’s. The Mine received a Water Licence (#N3L3-0932) and Land Use Permit (N80F248) in 1980 for mine operation and the production of lead and zinc concentrates and a silver-bearing copper concentrate.  The Mine was within three months from production when the then owner was placed into receivership as a result of the decline in the price of silver.

Alan Taylor, P.Geo., Chief Operating Officer & Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the Company’s exploration program, and is a Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

Cautionary Statement - Forward Looking Information

This press release contains certain forward-looking information. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits,  the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated or Inferred Resources

The information presented herein uses the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize these terms. “Inferred mineral resources” have significant uncertainty as to their existence, and as to their economic feasibility. United States investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable. It cannot be assumed that all or any part of an inferred mineral resource would ever be upgraded to a higher category. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 – 111 Richmond Street West Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date June 13, 2008	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman